Exhibit 4.1

WAIVER AND CONSENT

THIS WAIVER AND CONSENT is entered into this 30th day of September, 2008, by and among Enable Capital Management, on its own behalf and on behalf of its affiliates, Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC (collectively, “Enable”), and Star Energy Corporation (“Star”)

WHEREAS, Enable has entered into that certain Securities Purchase Agreement dated as of February 9, 2007 (the “Purchase Agreement”), by and among Star Energy Corporation (“Star”) and certain purchasers referenced therein (each, a “Purchaser”, collectively, the “Purchasers”), such Purchasers being Enable and Wolverine Asset Management LLC, on its own behalf and on behalf of its affiliates, Wolverine Convertible Arbitrage Fund Trading Ltd. and GPC LX LLC (collectively, “Wolverine”) (each of Star, Wolverine and Enable may hereafter be referred to as a “Party”, collectively, the “Parties”);

WHEREAS, pursuant to the Purchase Agreement, the Parties entered into certain related documents, instruments, agreements and notes dated as of February 9, 2007, among them a Registration Rights Agreement, a Security Agreement, a Subsidiary Guarantee, and an 8% Secured Convertible Debenture (the “Debenture”) issued by Star to each of Wolverine and Enable (collectively, the “Convertible Debt Documents”);

WHEREAS, pursuant to Section 2(a) of the Debenture, October 1, 2008 constitutes an Interest Payment Date, whereupon quarterly interest is payable on indebtedness due under the Debenture;

WHEREAS, Star has requested that Enable agree to the deferral of interest that would otherwise be due on October 1, 2008, until October 1, 2009;

WHEREAS, Enable is willing to agree to a deferral of the aforementioned interest payment on the terms and conditions set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

1.         Enable consents to the following:

(a)       the deferral of the interest payment due on October 1, 2008, until October 1, 2009; and

(b)       the waiver by Enable of any Late Fees that would otherwise be due under Section 2(d) of the Debenture as a result of the non-payment of interest on October 1, 2008.

2.         In consideration of the waiver and consent of Enable referenced in Section 1 above, on October 1, 2009, Star will pay Enable a premium of Four Thousand Dollars ($4,000).

3.         Except as to matters set forth herein, the terms and conditions of all of the Convertible Debt Documents remain in full force and effect.

4.         This Waiver and Consent is governed by the laws of the State of New York, notwithstanding its conflict of laws rules or any other principles that would trigger the application of any other law.

IN WITNESS WHEREOF, each of Enable and Star has caused this Waiver and Consent to be duly executed on the day and year first written above.

ENABLE CAPITAL MANAGEMENT
By:	/s/ Brendan O’Neil
	Name:	Brendan O’Neil
	Title:	President and CIO

STAR ENERGY CORPORATION
By:	/s/ Michael Kravchenko
	Name:	Michael Kravchenko
	Title:	Chief Financial Officer